SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 17, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces changes to its Board of Directors

PARTNER COMMUNICATIONS ANNOUNCES
CHANGES TO ITS BOARD OF DIRECTORS

ROSH HA'AYIN, Israel, November 17, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the following changes in the Company's Board of Directors:

1.
The Company's Board of Directors approved on November 15, 2019, the appointment of Mr. Yossi Shachak, CPA as a member to the Company's Board of Directors. In accordance with the Company's Articles of Association and applicable law, Mr. Shachak shall serve in office until the coming Annual General Meeting of shareholders of the Company.

Mr. Shachak is a consultant to boards of directors, and a board member of public and private companies including, the Azrieli Group Ltd. and Tefron Ltd. Mr. Shachak is an accounting and financial expert, a certified public accountant and is a graduate of accounting from the Hebrew University in Jerusalem.

2.
In addition, the Company's Board of Directors approved on November 15, 2019, the appointment of Mr. Richard Hunter as a member to the Company's Board of Directors. In accordance with the Company's Articles of Association and applicable law, Mr. Richard Hunter shall serve in office until the coming Annual General Meeting of shareholders of the Company.

Mr. Richard Hunter is chairman of the Board of Directors of Holmes Place International Ltd., serves on the Board of Directors of Delta Galil Industries Ltd. and is a partner in Green Lantern, a private equity fund. Previously he served as CEO of McCann Erickson Israel from 2012 until 2016 and also served as a director at SodaStream International Ltd. and served as CEO of 013 Netvision. Mr. Hunter is an accounting and financial expert, holds an LL.B from the College of Management, Tel-Aviv and an M.B.A from INSEAD Business School.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: November 17, 2019